

May 19, 2014

Via E-mail
Mr. Prashant Ranade
Chief Executive Officer
Syntel, Inc.
525 E. Big Beaver Road, Suite 300
Troy, Michigan 48083

> **Re:** **Syntel, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 000-22903**

Dear Mr. Ranade:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Years Ended December 31, 2013 and 2012, page 45

1. Tell us what consideration you gave to quantifying the impact of each source of material change that you identify relating to your change in cost of goods sold, including the impact of foreign currency translation. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Selling, General and Administrative Expenses, page 47

2.   Please clarify how a decrease in foreign exchange gain of $7.7 million resulted in a decrease in selling, general and administrative expenses.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Derivative instruments and hedging activities

3.   Please clarify the nature of your net investment hedges, including the purpose of these hedges, and the authoritative literature you are relying on in accounting for these contracts. As part of your response, clarify the relationship between the $64.6 million foreign currency translation loss for the year ended December 31, 2013, and the $6.7 million loss on foreign exchange contracts designated as net investment hedges for the same period. That is, clarify how these contracts act as a hedge against the impact of foreign exchange changes on your net investment in foreign subsidiaries. Tell us how your disclosures comply with the provisions of ASC 815-10-50-1,1A and 1B, and ASC 815-10-50-2.

4.   Please clarify the purpose of your foreign exchange forward contracts relating to your customer related contracts, including the specific contracts to which these relate, and the currencies in which they are denominated.

12. Stock Compensation Plans, page F-35

5.   Tell us what consideration you gave to disclosing the information required by ASC 718-10-50-2 for your restricted stock awards.

18. Consolidation of a Variable Interest Entity, page F-45

6.   We note that Section 13 of the Shareholders Agreement between State Street International Holdings (SSIH), Syntel Delaware LLC (Syntel DE), Syntel, Inc. and State Street Syntel Services Limited (the Company), referred to in Exhibit 10.2 of your Exhibit Index, provides SSIH the right to require Syntel DE to purchase all of the Shares of the Company owned by SSIH or its affiliates. Please clarify how you have accounted for this put option and the authoritative accounting literature upon which you have relied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have any questions. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        Daniel Moore
        Syntel, Inc.